UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            MARKETAXESS HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.003 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57060D 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 Pages

                                    13G
CUSIP No.
57060D 10 8                                          Page 2 of 15 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.P. Morgan Partners (23A), L.P. (f/k/a J.P. Morgan Partners (23A SBIC), L.P.)

           13-3986302
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

  NUMBER OF                    800,000 shares of Common Stock
   SHARES    -------------------------------------------------------------------
BENEFICIALLY              6    SHARED VOTING POWER
  OWNED BY
    EACH                       273,646 shares of Common Stock (See Item 4(c))
 REPORTING   -------------------------------------------------------------------
   PERSON                 7    SOLE DISPOSITIVE POWER
    WITH
                               800,000 shares of Common Stock
            --------------------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               273,646 shares of Common Stock (See Item 4(c))
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,073,646 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11 Approximately 3.45% as of the date of this Statement (based on 30,828,017 shares of Common Stock reported to be issued and outstanding as of October 30, 2007 on the Issuer's Quarterly Report on Form 10-Q filed on November 2, 2007). (See Item 4(b))
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
           PN - Partnership
--------------------------------------------------------------------------------

                               Page 2 of 15 Pages

                                    13G
CUSIP No.
57060D 10 8                                          Page 3 of 15 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           LabMorgan Corporation

           13-4184941
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

  NUMBER OF                    2,033,410 shares of Common Stock
   SHARES    -------------------------------------------------------------------
BENEFICIALLY              6    SHARED VOTING POWER
  OWNED BY
    EACH                       273,646 shares of Common Stock (See Item 4(c))
 REPORTING   -------------------------------------------------------------------
   PERSON                 7    SOLE DISPOSITIVE POWER
    WITH
                               2,033,410 shares of Common Stock
            --------------------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               273,646 shares of Common Stock (See Item 4(c))
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,307,056 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11 Approximately 7.42% as of the date of this Statement (based on 30,828,017 shares of Common Stock reported to be issued and outstanding as of October 30, 2007 on the Issuer's Quarterly Report on Form 10-Q filed on November 2, 2007). (See Item 4(b))
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
           CO - Corporation
--------------------------------------------------------------------------------

                               Page 3 of 15 Pages

ITEM 1.

      (a)   Name of Issuer

                 MarketAxess Holdings Inc.

      (b)   Address of Issuer's Principal Executive Offices:

                 140 Broadway, 42nd Floor
                 New York, NY 10005

ITEM 2.

      (a)   Name of Persons Filing:

                 J.P. Morgan Partners (23A), L.P. ("JPMP (23A)")
                 LabMorgan Corporation ("LabMorgan")

                 Supplemental information relating to the ownership and control of the persons filing this Statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office:

                 270 Park Avenue
                 New York, NY 10017


      (c)   Citizenship:

                 Delaware

      (d)   Title of Class of Securities:

                 Common Stock, par value $0.003 per share

      (e)   CUSIP Number:

                 57060D 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                               Page 4 of 15 Pages

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investmentcompany under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box |_|

ITEM 4.     OWNERSHIP


      (a)   Amount Beneficially Owned

                  JPMP (23A): 1,073,646 shares of Common Stock (includes 273,646 shares of Common Stock issuable to JPMP (23A) upon conversion of shares of nonvoting common stock, par value $0.003 per share, of the Issuer ("Nonvoting Common Stock") held by JPMP
                  (23A)). This amount excludes (i) 2,033,410 shares of Common Stock held by LabMorgan and included below, and (ii) 951,671 shares of Nonvoting Common Stock because the terms of the Nonvoting Common Stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder, together with its affiliates, beneficially owning more than 9.99% of the outstanding shares of Common Stock. In total, 800,000 shares of Common Stock and 1,225,317 shares of Nonvoting Common Stock are owned by JPMP (23A).

                  LabMorgan: 2,307,056 shares of Common Stock (includes 273,646 shares of Common Stock issuable to LabMorgan upon conversion of shares of Nonvoting Common Stock held by LabMorgan). This amount excludes (i) 800,000 shares of Common Stock held by JPMP (23A) and included above, and (ii) 1,086,691 shares of Nonvoting Common Stock

                               Page 5 of 15 Pages
                  because the terms of the Nonvoting Common Stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder, together with its affiliates, beneficially owning more than 9.99% of the outstanding shares of Common Stock. In total, 2,033,410 shares of Common Stock and 1,360,337 shares of Nonvoting Common Stock are owned by LabMorgan.

      (b)   Percent of Class

                  JPMP (23A): Approximately 3.45% as of the date of this Statement (based on 30,828,017 shares of Common Stock reported to be issued and outstanding as of October 30, 2007 on the Issuer's Quarterly Report on Form 10-Q filed on November 2,
                  2007).

                  LabMorgan: Approximately 7.42% as of the date of this Statement (based on 30,828,017 shares of Common Stock reported to be issued and outstanding as of October 30, 2007 on the Issuer's Quarterly Report on Form 10-Q filed on November 2,
                  2007).

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote:

                        JPMP (23A):               800,000 shares of Common Stock
                        LabMorgan:              2,033,410 shares of Common Stock

            (ii)  Shared power to vote or direct the vote:

                        JPMP (23A):               273,646 shares of Common Stock
                        LabMorgan:                273,646 shares of Common Stock

                        JPMP (23A) and LabMorgan share the power to vote or direct the vote of these shares of Common Stock because they each have the right to acquire a maximum of 273,646 shares of Common Stock upon conversion of shares of Nonvoting Common Stock held by each of them. To the extent that one of JPMP (23A) or LabMorgan so acquires such shares of Common Stock, the other is precluded from acquiring such shares of Common Stock because the terms of the Nonvoting Common Stock contain a limitation on acquiring shares of Common Stock to the extent the conversion would result in the holder, together with its affiliates, beneficially owning more than 9.99% of the outstanding shares of Common Stock.

            (iii) Sole power to dispose or to direct the disposition of:

                        JPMP (23A):               800,000 shares of Common Stock
                        LabMorgan:              2,033,410 shares of Common Stock

                               Page 6 of 15 Pages

            (iv)  Shared power to dispose or to direct the disposition of:

                        JPMP (23A):               273,646 shares of Common Stock

                        LabMorgan:                273,646 shares of Common Stock

                        JPMP (23A) and LabMorgan share the power to dispose or to direct the disposition of these shares of Common Stock because they each have the right to acquire a maximum of 273,646 shares of Common Stock upon conversion of shares of Nonvoting Common Stock held by each of them. To the extent that one of JPMP (23A) or LabMorgan so acquires such shares of Common Stock, the other is precluded from acquiring such shares of Common Stock because the terms of the Nonvoting Common Stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding shares of Common Stock

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Inapplicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


                 Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                 Inapplicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 See the Joint Filing Agreement Attached hereto as Exhibit 8.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

                 Inapplicable

ITEM 10.    CERTIFICATION

                 Inapplicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2008

                            J.P. MORGAN PARTNERS (23A), L.P.

                            By: J.P. Morgan Partners (23A Manager), Inc., its General Partner

                            By:  /s/ John C. Wilmot
                                 ----------------------------------------
                                   Name:  John C. Wilmot
                                   Title: Managing Director

                            LABMORGAN CORPORATION

                            By:  /s/ Tom Horn
                                 ----------------------------------------
                                   Name:  Tom Horn
                                   Title: Managing Director

                               Page 8 of 15 Pages

                                  EXHIBIT 2(a)


      This statement is being filed by J.P. Morgan Partners (23A), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (23A)"), and LabMorgan Corporation, a Delaware corporation (hereinafter referred to as "LabMorgan"). The principal business address of JPMP (23A) and LabMorgan is 270 Park Avenue, New York, NY 10017.

      JPMP (23A) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (23A) is J.P. Morgan Partners (23A Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A) and is also indirectly (through JPMP (23A)) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A), JPMP 23A Manager may be deemed to beneficially own the shares held by JPMP (23A).

      JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

      LabMorgan is engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of LabMorgan. LabMorgan is a wholly owned subsidiary of JPMorgan Chase, which is described above.

                               Page 9 of 15 Pages

                                                                      SCHEDULE A

                    J.P. MORGAN PARTNERS (23A MANAGER), INC.

                             Executive Officers (1)

President                                               Ina R. Drew
Managing Director                                       Joseph S. Bonocore
Managing Director                                       Ana Capella Gomez-Acebo
Managing Director                                       John C. Wilmot
Managing Director and Treasurer                         Phillip D. Renshaw-Lewis
Vice President                                          William T. Williams Jr.
Vice President and Assistant Secretary                  Judah Shechter
Vice President and Assistant Secretary                  Elizabeth De Guzman


                                  Directors (1)

                                   Ina R. Drew
                                 John C. Wilmot
-----------------
(1) Each of whom is a United States citizen (except for Ana Capella Gomez-Acebo who is a citizen of Spain) whose principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

                               Page 10 of 15 Pages

                                                                      SCHEDULE B

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)

President and Chief Executive Officer                       James Dimon
Chief Administrative Officer                                Frank Bisignano
Co-Chief Executive Officer, Investment Bank                 Steven D. Black
Chief Financial Officer                                     Michael J. Cavanagh
Director of Human Resources                                 John J. Bradley
Chief Investment Officer                                    Ina R. Drew
General Counsel                                             Stephen M. Cutler
Head, Commercial Banking                                    Samuel Todd Maclin
Head, Strategy and Business Development                     Jay Mandelbaum
Chief Executive Officer, Treasury & Securities Services     Heidi Miller
Head, Retail Financial Services                             Charles W. Scharf
Chief Executive Officer, Card Services                      Gordon A. Smith
Global Head, Asset & Wealth Management                      James E. Staley
Co-Chief Executive Officer, Investment Bank                 William T. Winters
Chief Risk Officer                                          Barry L. Zubrow

-----------------
(1) Each of whom is a United States citizen whose principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017

                               Page 11 of 15 Pages

                                  Directors(1)

--------------------------------------------------------------------------------

        Name                                Principal Occupation or Employment;
                                               Business or Residence Address
--------------------------------------------------------------------------------
Crandall C. Bowles                          Chairman and Chief Executive Officer
                                            Spring Global US, Inc.
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
Stephen B. Burke                            President
                                            Comcast Cable Communications, Inc.
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
James S. Crown                              President
                                            Henry Crown and Company
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
David M. Cote                               Chairman and Chief Executive Officer
                                            Honeywell International Inc.
                                            c/o JP Morgan Chase & co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
James Dimon                                 Chief Executive Officer
                                            JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
Ellen V. Futter                             President and Trustee
                                            American Museum of Natural History
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------

                               Page 12 of 15 Pages

--------------------------------------------------------------------------------
William H. Gray, III                        Retired President and Chief
                                            Executive Officer
                                            The College Fund/UNCF
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
Laban P. Jackson, Jr.                       Chairman and Chief Executive Officer
                                            Clear Creek Properties, Inc.
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
Lee R. Raymond                              Chairman of the Board and Chief
                                            Executive Officer
                                            Exxon Mobil Corporation
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
Robert I. Lipp                              Chairman
                                            The St. Paul Travelers Companies,
                                            Inc.
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
David C. Novak                              Chairman and Chief Executive Officer
                                            Yum! Brands, Inc.
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------
William C. Weldon                           Chairman and Chief Executive Officer
                                            Johnson & Johnson
                                            c/o JPMorgan Chase & Co.
                                            270 Park Avenue
                                            New York, New York 10017

--------------------------------------------------------------------------------


(1)   Each of whom is a United States citizen.

                               Page 13 of 15 Pages

                                                                      SCHEDULE C


                              LABMORGAN CORPORATION

                              Executive Officers(1)


Thomas M. Horn                       President
Richard T. Madsen                    Managing Director and Treasurer
Eric W Shan                          Vice President and Secretary
William T. Williams Jr.              Vice President
Elizabeth De Guzman                  Vice President and Assistant Secretary
Judah A. Shechter                    Vice President and Assistant Secretary
Christine N. Bannerman               Assistant Secretary
James C.P. Berry                     Assistant Secretary
Colleen A. Meade                     Assistant Secretary



                                  Directors (1)

                                 Thomas M. Horn
                                  Eric W. Shan

-----------------
(1) Each of whom is a United States citizen whose principal occupation is an employee of JPMorgan Chase & Co. and has a business address of 270 Park Avenue, New York, New York 10017.

                              Page 14 of 15 Pages

                                    EXHIBIT 8


                             JOINT FILING AGREEMENT



      The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on
Schedule 13G with respect to the common stock of MarketAxess Holdings Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.



      IN WITNESS WHEREOF, the undersigned hereby executed this agreement on February 13th, 2008.



                                 J.P. MORGAN PARTNERS (23A), L.P.

                                 By:  J.P. Morgan Partners (23A Manager),
                                      Inc., its General Partner

                                 By:  /s/John C. Wilmot
                                      --------------------
                                        Name:  John C. Wilmot
                                        Title: Managing Director


                                 LABMORGAN CORPORATION

                                 By:  /s/Tom Horn
                                      --------------------
                                        Name:  Tom Horn
                                        Title: Managing Director


                              Page 15 of 15 Pages